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cwhitesides@sidley.com
(212) 839-7316		FOUNDED 1866

July 18, 2007

VIA ELECTRONIC FILING

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	BlackRock Bond Fund, Inc. Registration Statement on Form N-14 (File No. 333-143567)

Ladies and Gentlemen:

        On behalf of BlackRock Bond Fund, Inc. (the “Fund”), transmitted herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940 (the “Investment Company Act”) is an amendment to the Fund’s registration statement on Form N-14 (the “Registration Statement”), including the exhibits thereto, which amendment constitutes Pre-Effective Amendment No. 1 to the Registration Statement under the Securities Act (the “Amendment”). The Amendment is marked to indicate revisions from the Registration Statement filed with the Commission on June 7, 2007.

        The comments set forth below were provided by the Commission’s staff to us as representatives of the Fund via telephone conferences with John Ganley on July 5 and July 11, 2007 (the “Comments”). We have discussed the staff’s comments with representatives of the Fund. The Amendment is being filed in order to incorporate disclosure addressing the staff’s Comments, to include the pro forma financial information and to make certain non-material updating revisions. Unless otherwise indicated, defined terms used herein have the meaning set forth in the prospectus contained within the Amendment.

Questions & Answers

1.	Comment: Relating to the 5th question: “Will I own the same number of shares of Bond Fund as I currently own of Total Return?”

Please tell shareholders what the expectation is—i.e., using current NAV, tell shareholders what they can expect (more or less shares with the same value).

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Securities and Exchange Commission
July 18, 2007

Response: The disclosure has been revised to state that “As of the date of this Combined Prospectus/Proxy Statement, the net asset value per share of Bond Fund is higher than that of Total Return. If this is true on the Valuation Date for the Reorganization, Total Return shareholders will receive a smaller number of shares of Bond Fund than they own of Total Return.”

2.	Comment: Relating to the 9th question: “How do operating expenses paid by Bond Fund compare to those payable by Total Return?”

The staff questioned the use of the parenthetical (excluding acquired fund fees and expenses). After some discussion, Mr. Ganley referred to the Q & A on the SEC website on the topic of acquired fund fees and expenses and in particular to Question 3. The Fund is required to include the acquired fund fees and expenses of the master and the staff suggests we delete the parenthetical reference to acquired fund fees and expenses and revise the disclosure as necessary.

Response: The disclosure regarding acquired fund fees and expenses has been modified as requested and has been otherwise revised (also see the Response to Comment 3). The disclosure now states: “The projected net total annual fund operating expense ratios of the classes of shares of the Combined Fund received by Total Return shareholders in the Reorganization, after fee waivers and reimbursements, are expected to be approximately the same or lower than those of Total Return prior to the Reorganization. For Investor A, Investor C, R and BlackRock shares of Total Return, the net total operating expense ratio of the class of shares of the Combined Fund received in the Reorganization is estimated to be approximately 0.01% higher. This represents the acquired fund fees and expenses of the Master Portfolio which Bond Fund is deemed to have paid indirectly by virtue of its investment in the Master Portfolio.”

3.	Comment: Relating to the 9th question: Clarify that the operating expense ratio for Investor C shares is going up before waiver. Also provide a more balanced discussion by discussing operating expenses on a gross as well as a net basis.

Response: The disclosure has been modified as described in the Response to Comment 2 and to include the following: “Although the projected net total annual fund operating expense ratio of Investor C shares of the Combined Fund is only 0.01% higher than that of Total Return Investor C shares, the total annual fund operating expense ratio of Investor C shares of the Combined Fund, before taking into account fee waivers or expense reimbursements, is significantly higher than the total annual fund operating expense ratio of Investor C shares of Total Return primarily due to transfer agency fees attributable to Investor C

Securities and Exchange Commission
July 18, 2007

shares of the Combined Fund. See “Summary—Fees and Expenses” and “Information About the Reorganization—Reasons for the Reorganization” in the Combined Prospectus/Proxy Statement.”

4.	Comment: Relating to the 11th question: “Will I have to pay any federal taxes as a result of the Reorganization?”

Mr. Ganley noted that investors in funds unaffiliated with BlackRock that were involved in a reorganization have complained that they did not realize that a distribution prior to the reorganization might result in a tax cost to the shareholder. Although the reorganization is a tax free transaction, because Total Return may make distributions in advance of the reorganization that might be taxable, this possibility should be highlighted.

Response: The disclosure has been revised to include the following: “However, prior to the Reorganization, Total Return will distribute its undistributed net investment income and undistributed realized net capital gain, if any. These distributions will be taxable to shareholders.”

5.	Comment: Regarding the cover page of the Combined Prospectus/Proxy Statement – please revise the section that provides information on obtaining documents from the SEC to clarify that it is not possible to request copies over the phone.

Response: The disclosure has been revised to indicate that investors can call the SEC phone number provided “for hours of operation.”

SUMMARY

The Proposed Reorganization

6.	Comment: The table on page 2 showing what class of shares a Total Return shareholder would receive is not lined up properly.

Response: The formatting of the table has been corrected.

Background and Reasons for the Proposed Reorganization.

7.	Comment: Regarding the discussion of Board considerations - in the third bullet point dealing with tax considerations, it is suggested that we revise as suggested in comment 4 above.

Securities and Exchange Commission
July 18, 2007

Response: The disclosure has been revised to include the following: “However, distributions to shareholders prior to the Reorganization of investment company taxable income and net realized capital gains, if any, will be taxable to shareholders.”

Investment Objectives and Principal Investment Strategies - Comparison.

8.	Comment: On page 3, clarify what modifications will be made to Bond Fund’s investment strategies.

Response: We have deleted the statement that the Combined Fund’s principal investment strategies will be those of Bond Fund, modified as discussed herein. The disclosure has been revised to state: “Bond Fund and Total Return are currently managed by the same management team, which will also manage the Combined Fund. The investment strategies of the two Funds are similar and where certain differences exist it is currently the intention of the management team to manage the Combined Fund as it has been managing Total Return.”

Fees and Expenses – Pro Forma Fee Tables

9.	Comment: In the Edgar version there is a typographical error in the fee waiver line for Total Return Investor C shares.

Response: The typographical error has been corrected.

10.	Comment: Explain why Investor C’s expenses are going up more than other classes.

Response: Investor C shares of Bond Fund represent a smaller amount of aggregate net assets than most other Bond Fund share classes. The expense ratio of Investor C shares of Bond Fund and of the Combined Fund is higher than for the other classes of shares of Bond Fund and the Combined Fund primarily due to transfer agency fees. Transfer agency fees are primarily based on a flat fee per account. Because Investor C shares are generally held by retail investors with fewer shares in a larger number of accounts than, for example, Investor A or Institutional shares, the aggregate transfer agency fee is spread across the proportionately smaller aggregate net assets attributable to Investor C shares, resulting in a higher expense ratio for Investor C shares.

11.	Comment: The Net Total Annual Fund Operating Expenses for BlackRock Shares of the Combined Fund is 0.41% and the advisory fee is 0.43%. It would appear that the

Securities and Exchange Commission
July 18, 2007

Combined Fund will be waiving 2 basis points of the advisory fee. This will raise an 18f-3 issue if waiving a portion of the advisory fee applies to this class only.

Response: The staff notes that it appears that for the BlackRock shares 0.02% of the 0.08% “Fee Waiver and/or Expense Reimbursement” will have to come from its management fee in order to reduce the net operating expense ratio to the 0.41% shown in the fee table. Bond Fund is required to include both the master and feeder management fees in the fee table notwithstanding the existence of a contractual fee waiver. We refer the staff to footnote (k) to the table in which it is disclosed that the 0.43% management fee shown in the fee table for each class of Bond Fund and Pro Forma Bond Fund Combined Fund shares, includes the 0.06% management fee paid on the master level that the feeder is deemed to be paying indirectly. It is also stated in footnote (k) that the 0.06% management fee paid at the master level is contractually waived by the advisor so that the feeder fund actually pays a management fee of 0.37% and not 0.43%. Thus, 0.06% of the amount waived is already coming from the management fee shown in the table and is waived with respect to each share class. The remaining 0.02% will be waived from the 0.06% of “Other Expenses” shown in the table for BlackRock shares.

Examples (pages 8-9).

12.	Comment: Confirm that the examples only use net expense numbers until September 2008 which is when contractual waiver ends.

Response: The Funds believe that the triple dagger note that states that the related numbers do not reflect the continuation beyond one year of the class specific contractual expense cap agreement described in notes (f) and (k) to the fee table, is responsive to this comment.

13.	Comment: The order of the share classes in the fee table and example should be the same, i.e., BlackRock shares should follow Service shares in the examples.

Response: The disclosure had been revised as requested.

14.	Comment: Briccio Barrientos suggested that the dollar amount of the expenses for Investor C, BlackRock, Class R and Service shares may be incorrect. The accountants for the Fund will examine and discuss with Mr. Barrientos.

Securities and Exchange Commission
July 18, 2007

Response: The accountants discussed with Mr. Barrientos the calculations used to arrive at the amounts shown in the expense table and to their knowledge, Mr. Barrientos was satisfied with the disclosure as shown in the tables.

15.	Comment: The ** footnote to the examples (page 9) states that the conversion of Investor B to Investor A shares occurs after approximately 7 years but the prospectus of Bond Fund states that the conversion is after ten years. Please explain this seeming discrepancy.

Response: The staff is correct that Investor B shares of Bond Fund are subject to a ten year conversion period. The example, however, includes information for Investor B shares of Total Return (and not of Bond Fund). Investor B shares of Total Return are subject to a seven year conversion period and will be exchanged for Investor B2 shares of Bond Fund in the Reorganization, which will also be subject to a seven year conversion period.

Federal Tax Consequences (p. 10)

16.	Comment: The staff suggests making the second paragraph more prominent, and noting that some distributions that will be taxable in the ordinary course may also occur.

Response: The disclosure has been revised to add a statement that “Distributions to shareholders prior to the Reorganization of investment company taxable income and net realized capital gains, if any, will be taxable to shareholders.”

COMPARISON OF TOTAL RETURN AND BOND FUND

Principal and Other Investment Risks (p. 12)

17.	Comment: Identify what the differences in risks are or indicate the difference in the degree of risk.

Response: The disclosure has been revised (i) to state that the risks of investing in the Funds are not materially different and (ii) to identify certain differences. The disclosure states “Total Return may also invest up to 20% of its assets in any combination of non-investment grade bonds (high yield or junk bonds), non-dollar denominated bonds and bonds of emerging market issuers. Bond Fund may invest up to 25% of its net assets in fixed-income securities of issuers outside the United States and up to 20% of its net assets in fixed-income securities that are rated below investment grade by at least one of the recognized rating agencies or in unrated securities of equivalent credit quality. Investing in foreign securities

Securities and Exchange Commission
July 18, 2007

may involve additional risks beyond those of U.S. securities, such as changes in foreign currency, exchange rate, liquidity risk and political, social and economic instability. Non-investment grade securities carry greater risks than securities which have higher credit ratings, including a high risk of default.”

18.	Comment: In the last paragraph of the section, identify which of these secondary risks apply to which of the funds? Both? Or only one or the other?

Response: The disclosure regarding secondary risks has been deleted because, as the staff noted, it is not required to be included.

Investment Objectives and Principal Investment Strategies. (pp. 12-13)

19.	Comment: Clarify what the differences in investment strategies are between the Combined Fund and Total Return.

Response: The disclosure has been revised to state: “Bond Fund and Total Return are currently managed by the same management team, which will also manage the Combined Fund. The investment strategies of the two Funds are similar and where certain differences exist it is currently the intention of the management team to manage the Combined Fund as it has been managing Total Return. Like Bond Fund, the Combined Fund will be a feeder fund that invests all of its assets in the Master Portfolio.”

Management of the Funds (pp.15-16)

20.	Comment: In the Combined Fund section, add at the end that the same team manages both funds.

Response: The disclosure has been revised to indicate that the Combined Fund’s management team will be the same team that currently manages both Funds.

FINANCIAL HIGHLIGHTS (p. 23)

21.	Comment: Add a reference to the Semi-Annual Report of Bond Fund that will also be mailed to shareholders with the proxy material.

Response: The requested disclosure has been added.

INFORMATION ABOUT THE REORGANIZATION

Reasons for the Reorganization (pp 25-27)

Securities and Exchange Commission
July 18, 2007

22.	Comment: In the 3rd bullet point discussing the tax status of the reorganization —add language regarding the possible tax consequences of distributions. See Comment 4 above.

Response: The disclosure has been revised to include the following: “However, distributions to shareholders prior to the Reorganization of investment company taxable income and net realized capital gains, if any, will be taxable to shareholders.”

23.	Comment: In the last bullet on p. 27 regarding expectation of the same net expenses after the Reorganization, clarify that total expenses will be going up for Investor C shares.

Response: The disclosure has been revised to include the following: “Although the projected net total annual fund operating expense ratio of Investor C shares of the Combined Fund is only 0.01% higher than that of Total Return Investor C shares, the total annual fund operating expense ratio of Investor C shares of the Combined Fund, before taking into account fee waivers or expense reimbursements, is significantly higher than the total annual fund operating expense ratio of Investor C shares of Total Return primarily due to transfer agency fees attributable to Investor C shares of Bond Fund. Investor C shares of Bond Fund represent a smaller aggregate amount of net assets than most other Bond Fund share classes. Transfer agency fees are primarily based on a flat fee per account. Because Investor C shares are generally held by retail investors with fewer shares in a larger number of accounts than, for example, BlackRock shares, the aggregate transfer agency fee is spread across the proportionately smaller aggregate net assets attributable to Investor C shares, resulting in a higher expense ratio for Investor C shares.”

Material U.S. Federal Income Tax Consequences of the Reorganization.

24.	Comment: Highlight potential tax consequences as discussed in comment 4 above.

Response: The disclosure has been revised to include, immediately after the following sentence: “Prior to the Closing Date, Total Return will declare a distribution to its shareholders, which together with all previous distributions, will have the effect of distributing to its shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gain, if any, through the Closing Date.”, the following:

Securities and Exchange Commission
July 18, 2007

“Such distributions will represent ordinary income or, to the extent Total Return’s net long-term capital gains exceed its capital loss carryforwards, capital gain dividends to the shareholders. Even if reinvested in additional shares of Total Return, which would be exchanged for shares of Bond Fund in the Reorganization, such distributions will be taxable at the rates applicable to ordinary income and capital gain dividends, respectively.”

FINANCIAL STATEMENTS

General Comment

25.	Comment: The pro forma financial statements should be filed formally as part of the Registration Statement on Form N-14 and a consent of the independent registered accounting firm should be filed as an exhibit.

Response: The pro forma financial statements are included as part of the Amendment and a consent of the independent registered accounting firm is filed as an exhibit to the Amendment.

Notes to Pro Forma Financial Statements

26.	Comment: Please include a note stating that some of the numbers are based on estimates.

Response: The fourth sentence of the second paragraph under Note 1 has been revised as follows (the new language is underlined): “These statements have been derived from the books and records of the Funds and the Master Portfolio utilized in calculating daily net asset value at the dates indicated above in conformity with accounting principles generally accepted in the United States of America, which may require the use of management accruals and estimates.“

        We appreciate your prompt review of the Amendment, and we believe that the Fund’s intended changes as reflected in the Amendment are responsive to the staff’s comments. The Fund has requested that its Registration Statement be declared effective on July 17, 2007, or as soon thereafter as practicable after the filing of the Amendment with the Commission.

        Please direct any further communications relating to these filings to Frank P. Bruno at (212) 839-5540, Ellen W. Harris at (212) 839-5583, or the undersigned at (212) 839-7316.

Best regards, /s/ Carol J. Whitesides Carol J. Whitesides
cc:	John Ganley Alice A. Pellegrino